October 18, 2024

Douglas Croxall
Chief Executive Officer
Crown Electrokinetics Corp.
1110 NE Circle Blvd.
Corvallis, Oregon 97330

       Re: Crown Electrokinetics Corp.
           Registration Statement on Form S-1
           Filed October 15, 2024
           File No. 333-282665
Dear Douglas Croxall:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing